Exhibit 99.1

US$49.5 Million Transaction with Qcells Announced by SolarBank

Transaction is for the sale and subsequent construction of four solar projects in New York State.

The projects will utilize Qcells modules manufactured in the USA.

Nearly $2.8 billion is being invested by Qcells to boost U.S. domestic solar manufacturing and innovation to support and accelerate the U.S. clean energy transition.

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 23, 2024, to its short form base shelf prospectus dated May 2, 2023

Toronto, Ontario, January 6, 2025 — SolarBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: GY2) (“SolarBank” or the “Company”) is pleased to announce that Qcells, through an affiliate, has entered into agreements to acquire from the Company a total of four ground-mount solar power projects that are under development in upstate New York (the “Projects”) representing 25.577 MW. The Projects are known as Gainesville, Hardie, Rice Road and Hwy 28.

Qcells is a subsidiary of South Korea’s Hanwha Solutions (KRX: 009830). Qcells is one of the world’s leading clean energy companies, recognized for its established reputation as a manufacturer of high-performance, high-quality solar cells and panels, portfolio of intelligent storage systems, and growing international pipeline of large-scale renewable energy projects. The company is headquartered in Seoul, South Korea (Global Executive HQ) with its diverse international manufacturing facilities in the U.S., Malaysia, and South Korea.

SolarBank originated the sites in upstate New York and the Projects have received positive interconnection results via a completed Coordinated Electric System Interconnection Review (CESIR). The Projects will be developed as four separate solar power projects. The Company will now continue to build the Projects for Qcells to commercial operation via engineering, procurement, and construction (“EPC”) agreements. The sale of the Projects and EPC agreement have a total value of approximately US$49.5 million. The Company also expects that it will retain an operations and maintenance contract for the Projects following the completion of construction.

Dr. Richard Lu, Chief Executive Officer of SolarBank commented: “I am extremely pleased to have entered into this transaction with Qcells. Qcells is making a substantial investment in U.S. domestic manufacturing for solar panels and SolarBank is excited to be supporting them in developing these four projects using made in the USA equipment.”

“At Qcells, we are dedicated to delivering clean, affordable energy solutions to communities nationwide and around the globe,” said Jin Han, Corporate Officer, Head of Distributed Energy at Qcells North America. “With a commitment of nearly $2.8 billion, we are working hard to onshore production of the solar supply chain from ingots and wafers to cells and finished panels. Each step we take strengthens domestic solar manufacturing, drives the clean energy transition and brings us closer to a sustainable future for all.”

Once completed, the Projects will be operated as community solar projects. Community solar is a group of solar panels with access to the local electricity grid. Once the panels are turned on and generating electricity, clean energy from the site feeds into the local power grid. Depending on the size and number of panels the project has, dozens or even hundreds of renters and homeowners can save money from the electricity that is generated by the project. By subscribing to a project, a homeowner earns credits on their electric bill every month from their portion of the solar that’s generated by the project, accessing the benefits of solar without installing panels on their home. The Projects are expected to be eligible for incentives under the New York State Energy Research and Development Authority (NYSERDA) NY-Sun Program.

There are several risks associated with the development of the Projects. The development of any project is subject to required permits, the continued availability of third-party financing arrangements for Qcells, the risks associated with the construction of a solar energy project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar energy projects, which could result in future projects no longer being economic. Qcells will pay the purchase price for the Projects, and construction costs under the EPC agreements, in stages. If Qcells does not obtain the necessary financing, the Company is obligated to reacquire the projects subject to retention of an initial payment. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the projects and statements made in this press release.

About Qcells

Qcells is one of the world’s leading clean energy companies, recognized for its established reputation as a manufacturer of high-performance, high-quality solar cells and modules, portfolio of intelligent storage systems, and growing international pipeline of large-scale renewable energy projects. The company is headquartered in Seoul, South Korea (Global Executive HQ) with its diverse international manufacturing facilities in the U.S., Malaysia, and South Korea. Qcells offers Completely Clean Energy through the full spectrum of photovoltaic products, storage solutions, renewable electricity contracting and large-scale solar power plants. Through its growing global business network spanning North America, Europe, Asia, South America, Africa and the Middle East, Qcells provides excellent services and long-term partnerships to its customers in the utility, commercial, governmental and residential markets. For more information, visit: https://qcells.com/us.

Safe-Harbor Statement

This press release contains forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Qcells’ operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the forward-looking statements. Except as required by law, Qcells does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Media Contacts

Debra DeShong, VP, Corporate Communications

Qcells North America

us-media@qcells.com

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar, Battery Energy Storage System (BESS) and EV Charging projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Genny Nugent

Email: genny.nugent@solarbankcorp.com

Phone: 416.494.9559

CoreIR Investor Relations

Peter Seltzberg

Email: peters@coreir.com

Phone: 516.222.2560

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the expected energy production from the solar power projects mentioned in this press release; the receipt of incentives for the Projects; the expected value of the EPC Contract; the retention of an operations and maintenance contract for the Projects; Qcells receipt of financing to acquire and construct the Projects; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals for the Projects; Qcells obtaining financing to complete the purchase and construction of the Projects; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; Qcells may not obtain the financing required to complete the purchase and construction of the Projects and in such case the Company shall be required to repurchase the Projects; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company or Qcells is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power or the Projects; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any resurgence of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statemen